[D.R. HORTON, INC. LETTERHEAD]
FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
by D.R. Horton, Inc.
May 12, 2006
VIA HAND DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Stop 7010
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	D.R. Horton, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
File No. 1-14122
Ladies and Gentlemen:
On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated April 14, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company. For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.
Pursuant to 17 C.F.R. §200.83, the Company is requesting confidential treatment for the information provided in the separate analysis schedule provided as part of its response to Comment 7 (Exhibit I) and portions of such response that incorporate such information. The information is identified by asterisks and a related note. The Company requests that this information be maintained in confidence, not be made part of any public record and not be disclosed to any person as it is confidential information. In the event that the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to this information to the undersigned with a copy to Thomas B. Montano, Vice President and Corporate and Securities Counsel of the Company.

DRH - 1

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005
General
1.	Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, where appropriate.
Response: Where additional disclosures or other revisions have been requested, our responses include examples of the disclosures for the year ended September 30, 2005, as revised to address the Staff’s comment. Similar disclosures will be included in future filings on Form 10-K and Form 10-Q, as appropriate.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations — Homebuilding, page 25
Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004, page 25
2.	You indicate that your gross profit improvement is attributable to your ability to increase home prices; your efforts to control and reduce construction costs; your ongoing re-allocation of capital to more profitable markets and a decrease in the capitalized interest amortized to cost of sales. Please discuss these business reasons for the changes between periods in your total homebuilding gross profit in greater detail. Please also discuss the business reasons for the increase of 28% from 2004 to 2005 in SG&A expenses from homebuilding activities. Where there is more than one business reason for any change discussed in MD&A, please attempt to quantify the incremental impact of each individual business reason discussed. Please show us what your revised MD&A for 2005 as compared to 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.
Response: In response to the Staff’s comment, we will revise our disclosures in future filings, as appropriate, related to the change in gross profit and the increase in SG&A. The revised disclosure regarding the change in gross profit for fiscal 2005 as compared to 2004 will be as follows:
     Total homebuilding gross profit increased by 42%, to $3,488.3 million in 2005 from $2,460.7 million in 2004. Including sales of both homes and land/lots, total homebuilding gross profit as a percentage of homebuilding revenues increased 250 basis points, to 25.6% in 2005 from 23.1% in 2004. Gross profit from home sales as a percentage of home sales revenues increased 260 basis points, to 25.4% in 2005 from 22.8% in 2004.

DRH - 2

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

Of the 260 basis point improvement in home sales gross profit percentage, approximately 170 basis points was due to market conditions that led to strong demand for our homes. Those conditions allowed us to raise the selling prices of our homes more rapidly than the overall increases in the construction costs of our homes in the majority of our markets. Our largest selling price and gross profit increases were obtained in our Florida and Arizona markets. An additional 70 basis points of the improvement in home sales gross profit percentage was due to a decrease in the capitalized interest amortized to cost of sales as a percentage of home sales revenues, which was attributable to our homebuilding leverage ratio improvement and our debt refinancing efforts over the past two years. The remaining home sales gross profit percentage improvement related primarily to the relative increase in closings in our more profitable markets due to our efforts to re-allocate capital to these markets.
The revised disclosure regarding the change in our SG&A for fiscal 2005 as compared to fiscal 2004 will be as follows:
     SG&A expenses from homebuilding activities increased by $267.6 million, or 28%, to $1,226.6 million in 2005 from $959.0 million in 2004. As a percentage of revenues, SG&A expenses were 9.0% in both years. The largest component of our homebuilding SG&A is employee compensation and related costs, which represented 67% and 65% of SG&A costs in 2005 and 2004, respectively. Those costs increased $192.4 million, or 31%, to $817.3 million in 2005 from $624.9 million in 2004, largely due to the addition of employees to support our growth. The remaining increase in SG&A of $75.2 million was primarily attributable to increases in advertising costs, rent expense, subdivision maintenance and model home depreciation.
Results of Operations — Financial Services, page 31
Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004, page 31
3.	You indicate that the improvement in general and administrative expense as a percentage of financial services revenue was due primarily to the increase in revenues, which better leveraged your fixed costs and the effective cost control efforts of your financial services operations. Please disclose whether, or not you expect this trend to continue. Please also disclose and discuss in greater detail the underlying business reasons for the “better leveraged our fixed costs” during 2005 as compared to 2004, which resulted in the decrease of 340 basis points in general and administrative expenses as a percentage of financial services revenue.

DRH - 3

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

Response: In response to the Staff’s comment, we will revise our disclosures in future filings, as appropriate, related to the change in financial services general and administrative (G&A) expense. The revised disclosure regarding the change in G&A for fiscal 2005 as compared to 2004 will be as follows:
     General and administrative expenses associated with financial services increased 22%, to $147.6 million in 2005 from $121.0 million in 2004. As a percentage of financial services revenues, general and administrative expenses decreased by 340 basis points, to 62.8% in 2005 from 66.2% in 2004. The largest component of our financial services G&A expense is employee compensation and related costs, which represented 76% and 74% of G&A costs in 2005 and 2004, respectively. Those costs increased 26%, to $111.8 million in 2005 from $89.0 million in 2004, largely due to the addition of employees to support our growth. The improvement in general and administrative expenses as a percentage of financial services revenues was due primarily to the more efficient use of our personnel to support the increase in mortgage loan volume. Significant fluctuations in financial services general and administrative expense as a percentage of revenues can be expected to occur due to changes in the amount of revenue earned per loan. In addition, our financial services operations are generally staffed at levels sufficient to support our anticipated seasonal higher mortgage loan volume periods, which may vary significantly between periods.
Capital Resources and Liquidity, page 33
Operating Cash Flow Activities, page 36
4.	When you discuss cash flows from operations you list the reasons for the increase in cash used in operations, yet leave no underlying analysis as to whether this development is temporary, or simply expected to continue. You have had net cash used in operations for the past two years, however you indicate that this reflects the growth of the homebuilding and financial services operations. There is no in-depth analysis as the medium-term and long-term impact and strategic direction of this development. It is unclear whether you expect continued net cash used in operations or whether you expect to generate cash flows from operations in the future. Please disclose and provide more in-depth analysis regarding the significant changes in your cash flows from operations.

DRH - 4

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

Response: In response to the Staff’s comment, we will revise our disclosures in future filings, as appropriate, related to the change in cash used in operations. The revised disclosure regarding the year ended September 30, 2005, would be as follows:
     During the year ended September 30, 2005, we used $620.7 million of cash in our operating activities, as compared to $422.5 million during the prior year. The net cash used in operations in fiscal 2005 and 2004 was the result of cash provided from net income and increases in accounts payable and other liabilities, offset by cash used to increase residential land, lot and home inventories, mortgage loans held for sale and other assets, reflecting the growth of our homebuilding and financial services operations.
     Among other factors, the most significant variance in operating cash flows from fiscal 2004 to 2005 is a result of our decision to invest an incremental $1.9 billion of cash to fund inventory growth in fiscal 2005, versus an incremental $1.4 billion cash investment in inventory growth in fiscal 2004. The decision to fund the inventory growth was based on management’s expectation for future returns from the incremental inventory investments. We currently expect to continue to use cash for future inventory growth. However, the level of our inventory investment may fluctuate significantly from period to period, which could reduce the amount of net cash used in operating activities or result in net cash flows from operating activities, assuming all other factors hold constant.
     A large portion of our cash invested in inventories represents purchases of land and lots that will be used to generate revenues and cash flows in future years. Since we control the amounts and timing of our investments in land and lots based on our future growth goals and our market opportunities, we believe that cash flows from operating activities before increases in residential land and lot inventories is currently a better indicator of our liquidity.
     Another significant factor affecting our operating cash flows in fiscal 2005 was the growth in mortgage loans held for sale by $735.4 million during fiscal 2005. This growth largely resulted from a high volume of mortgage originations during the fourth quarter of fiscal 2005 compared to the fourth quarter of fiscal 2004, primarily associated with strong year-over-year home closings growth from the homebuilding operations during the quarter. We currently expect to continue to use cash to fund an increase in mortgage loans held for sale as our homebuilding operations grow. However, home closing growth may slow or our mortgage capture rate may decline, which may result in a reduced amount of net cash used or in net cash flows related to the change in the balance of mortgage loans held for sale.

DRH - 5

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

Contractual Cash Obligations and Commercial Commitments, page 37
5.	Please revise your table of contractual cash obligations to include the following:
•	Estimated interest payments on your debt; and

•	Estimated payments under your interest rate swap agreements, if applicable.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
Response: In response to the Staff’s comment, we will revise our contractual cash obligations table in future filings to include the estimated interest payments on our debt. The revised disclosure for the year ended September 30, 2005 is provided below. As of September 30, 2005, future estimated net amounts to be paid or received under our interest rate swap agreements were immaterial and are not included in the revised table.
     Our estimated future cash requirements for contractual obligations as of September 30, 2005 are presented below:

	Payments Due by Period
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In millions)
Homebuilding:
Notes Payable (1)	$503.1	$732.2	$1,419.2	$3,445.3	$6,099.8
Operating Leases	22.0	35.3	21.0	15.2	93.5
Purchase Obligations	137.2	89.0	4.6	—	230.8

Totals	$662.3	$856.5	$1,444.8	$3,460.5	$6,424.1

Financial Services:
Notes Payable (2)	$1,305.4	$—	$—	$—	$1,305.4
Operating Leases	3.3	4.2	0.7	—	8.2

Totals	$1,308.7	$4.2	$0.7	$—	$1,313.6

(1) Homebuilding notes payable represent principal and interest payments due on our senior notes and senior subordinated notes, our revolving credit facility and our secured notes. The principal amount of our revolving credit facility is assumed to be $800 million through its maturity, and the related interest obligation is based on the effective rate of 5.1% as of September 30, 2005. The principal and interest obligation associated with our 9.375% senior subordinated notes reflect the assumed early redemption of the notes on March 15, 2006.

DRH - 6

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

(2) Financial services notes payable represent principal and interest payments due on our mortgage subsidiary’s warehouse loan facility and commercial paper conduit facility. The interest obligations associated with these variable rate facilities are based on their effective rates of 4.7% and 4.3%, respectively, and principal balances outstanding at September 30, 2005.
Financial Statements
Note A — Summary of Significant Accounting Policies
Reporting Segments, page 47
6.	You indicate that your homebuilding operating regions are your operating segments under SFAS 131. We assume that you are referring to your eight homebuilding regional offices. Please tell us how you determined that each of your 43 separate homebuilding operating divisions, as discussed on page 3, do not constitute operating segments instead and that the eight homebuilding regional offices appropriately represent your operating segments. Refer to paragraphs 10 and 15 of SFAS 131.
Response: Our eight operating regions constitute our operating segments, instead of our 43 homebuilding divisions, based on the following analysis, which is in accordance with Statement of Financial Accounting Standards (SFAS) No. 131.
An operating segment is defined in SFAS 131 as a component of an enterprise:
a.	That engages in business activities from which it may earn revenues and incur expenses,

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.
The Company has 43 homebuilding operating divisions which are managed by eight operating regions. Each operating region is managed by a region president. In April 2005, we promoted three of our region presidents to the newly created position of Chief Operating Officer (COO). Each region president now reports administratively to one of the three COOs, and each COO oversees the operations of a combination of operating regions (a COO area). A region president and a COO are jointly accountable to the chief executive officer (CEO) for the financial performance of each operating region.

DRH - 7

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

The Company has designated its CEO as the CODM based on the guidelines provided by SFAS 131; specifically, the resource allocation and performance assessment authorities and duties are principally vested with the Company’s CEO. The CEO makes the capital resource allocation decisions for the Company. The CEO reviews the financial information of the Company in comprehensive form in various presentations (i.e. in total, by operating region and by operating division) as well as more limited information by state in which the Company operates. The CEO’s capital resource allocation decisions are primarily made at the operating region level. The region presidents and COOs subsequently decide how the capital resources allocated to their regions are distributed to their operating divisions. Based upon the capital resource allocation process utilized by our CEO, we have designated our operating regions as our operating segments.
In October 2005, our CEO began receiving and reviewing additional comprehensive financial information presented by COO area. In April 2006, the CEO issued revised capital allocations for our homebuilding business based, for the first time, upon a combination of our COO area and operating region alignments. These capital allocation decisions were based upon an evaluation of the performance of both our operating regions and COO areas. The CEO continues to utilize operating region performance as the principal part of the capital allocation decision process, and a region president and a COO remain jointly accountable to the CEO for the financial performance of each operating region. Therefore, we continue to designate our homebuilding operating regions as our operating segments at the present time.
Our choice of the operating regions as our operating segments is also consistent with paragraph 14 of SFAS No. 131 which states that “an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” The operating division managers do not meet the criteria outlined in paragraph 14 because they are not directly accountable to and do not maintain regular contact with the Company’s CEO.
7.	Please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given

DRH - 8

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; Question 8 of the FASB Staff Implementation Guide for SFAS 131; and Topic 5 from the minutes of the November 10, 1998 meeting between the Professional Standards Group and the SEC staff.
Response: All of our operating segments have similar economic characteristics for aggregation based on the following analysis, which is in accordance with SFAS 131.
Paragraph 17 of SFAS 131 states that:
“Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”
All of our operating regions are similar in the areas outlined above and have similar economic characteristics, and we believe aggregation is consistent with the objective and basic principles of SFAS 131.
Each of our homebuilding operating regions generates the majority of its revenue from the sale of completed homes, with a lesser amount from the sale of land and lots. Each region sells homes primarily to first-time and move-up homebuyers. The products built by all regions involve the same basic construction processes: that is, all homes are built on their final site by subcontractors and sold by our employees through local sales centers. Our homebuilding operating regions and our subcontractors must comply with various federal, state and local statutes, ordinances, rules and regulations, including those related to protection of health, safety and the environment, zoning, density, development and building requirements, and real estate sales and advertising rules and regulations. While there are some differences in rules and regulations within and

DRH - 9

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

between our operating regions, the regulatory environments in which we operate are very similar and do not significantly affect the other areas outlined above.
Homebuilding gross profit percentage is one of the key metrics used by our CODM to allocate capital, and it represents the most relevant metric as an indicator of performance and housing market conditions in our operating regions. Paragraph 14 of SFAS 131 states that “similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.” Therefore, we have utilized homebuilding gross profit percentage as the metric for comparison of the economic characteristics of our operating regions in accordance with SFAS 131. To analyze the economic characteristics of our eight homebuilding operating segments, we have prepared a quantitative analysis attached as Exhibit I.
Exhibit I presents an analysis of gross profit percentage by current operating region for a ten-year period beginning with our fiscal 1998. We have provided a ten-year analysis to illustrate the long-term trends in gross profit percentage through multiple inventory cycles, because the typical business cycle for the turn of our inventory is generally three to four years from the date we purchase a land parcel for development to the date we close the last house in the related housing project. In some cases, the cycle is longer than three to four years. Question 8 of the FASB Q&A on SFAS 131 states that “the similarity of economic characteristics should be evaluated on future prospects and not necessarily on the current indicators only.” Based on this guidance, we have included eighteen months of projected gross profit percentages in our analysis. This forward-looking financial information presents our expected gross profit percentages for the balance of fiscal 2006 (April 2006 through September 2006) and all of fiscal 2007. These projections are based on recent sales and cost activity as well as our expectations for these future periods.
During the ten-year period of our analysis, our average homebuilding regions’ gross profit percentages ranged from a low of [***] to a high of [***]. During the past few years, the homebuilding industry in general has experienced a significant increase in demand. This demand has been fueled by favorable demographic trends in population growth and household formation, attractive mortgage interest rates and lower alternative investment returns in the securities markets than realized during the preceding few years. These factors led many people to not only purchase a home, but also allowed and encouraged them to spend more money for their home. This inflow of capital into residential real estate caused home prices to increase in many of our markets as demand exceeded the available supply of new homes, particularly in fiscal 2004 and 2005.

*** Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.

DRH - 10

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

As demand has moderated in many of our markets in recent quarters, we now have less ability to raise our sales prices and have introduced more incentives and price concessions to obtain our home sales. This softening in sales prices is reducing our overall gross profit percentage, with the largest declines occurring in the markets which experienced the most price appreciation over the past few years. We believe that the significant increases in home prices and gross profit margins in our industry and in the majority of our operating regions during the past few years have been attributable in large part to temporary imbalances in the demand for new homes relative to the supply of new homes caused by the significant inflow of capital into residential real estate during this period. We believe that industry conditions are now returning to a more normal state, based on our recent trends and projections of sales of new homes, sales prices and gross profit margins in our operating regions, as well as the operating results reported by other public homebuilding companies. Consequently, we expect our overall gross profit margins to return closer to our historical consolidated averages (to pre-2004 levels) over the next several quarters, with the most significant gross profit percentage declines occurring in the operating regions which have experienced the largest gross profit percentage increases in recent periods.
As is apparent from our quantitative analysis of performance over the most recent eight full fiscal years completed and our projected information for our current and subsequent fiscal years, gross profit percentages will vary during the short term between the different regions. However, over the long term, the gross profit percentages are similar:
•	All regions have a ten-year average gross profit percentage within [***] of the overall average of [***] for all regions.

•	No region consistently outperformed the other regions during the period. Generally, each region’s gross profit performance was both above and below the average at times during the ten-year period.

•	In the market conditions we historically experienced (through 2003), the operating regions performed within a narrow range. The wider range in 2004 and 2005 resulted principally from market conditions (discussed above) that are now proving to have been temporary. The range has since narrowed significantly as market conditions have begun to normalize.
Over the years of operating our business, we have found that local market out-performance or under-performance is often caused not only by temporary market conditions but also by how well we implement our business model from year to year in the market. Operational factors affecting our performance in a given market include the effectiveness of our management teams, our judgment as to the appropriate land positions and our ability to control our costs of materials, labor and capital.

*** Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.

DRH - 11

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

We continue to invest our capital resources in all of our operating regions because they each currently meet our requirements for minimum gross profit percentage for the long term, as they generally have in the past. This long-term minimum gross profit percentage is significant to how we manage the business. We currently expect the long-term gross profit percentages in our operating regions generally to remain above our minimum, a range of [***], and relatively similar to our long-term average margins, in future years as the recent increases in the sales prices of our homes moderate.
Paragraph 73 of SFAS 131 states that “separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.” Since the economic characteristics of our operating regions are similar over the long term and the region operations meet the qualitative criteria described above, we believe it is appropriate and consistent with the objective and basic principles of SFAS 131 to aggregate our operating segments.
Note G — Commitments and Contingencies, page 64
8.	You state that while the outcome of such contingencies cannot be predicted with certainty, the liabilities arising from these matters will not have a material adverse effect on your financial position. Please revise your disclosure to also clarify whether you believe lawsuits and other contingencies will have a material effect on your cash flows or operating results.
Response: In response to the Staff’s comment, we will revise our disclosures in future filings, as appropriate, related to commitments and contingencies. The revised disclosure for the year ended September 30, 2005, would be as follows:
     The Company is involved in lawsuits and other contingencies in the ordinary course of business. Management believes that, while the outcome of such contingencies cannot be predicted with certainty, the liabilities arising from these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, to the extent the liability arising from the ultimate resolution of any matter exceeds management’s estimates reflected in the recorded liabilities relating to such matter, the Company could incur additional charges that could be significant.

*** Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.

DRH - 12

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

Item 9A — Controls and procedures, page 75
9.	Your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “were effective in timely alerting them to material information relating to the Company, including its consolidated subsidiaries, required to be included in the Company’s periodic filings with the Securities and Exchange Commission.” This is an incomplete definition of disclosure controls and procedures per Rule 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to also clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and that information required to be disclosed by you in the reports that you file and submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Response: In response to the Staff’s comment, we have revised our language regarding the evaluation of controls and procedures. In our Form 10-Q for the second quarter of 2006, which we recently filed, we state the following:
     The Company’s management has long recognized its responsibilities for developing, implementing and monitoring effective and efficient controls and procedures. As part of those responsibilities, as of March 31, 2006, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the Company’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files, furnishes, submits or otherwise provides the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that information required to be disclosed in reports filed by the Company under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and CFO, in such a manner as to allow timely decisions regarding the required disclosure.

DRH - 13

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
May 12, 2006

There have been no changes in the Company’s internal controls over financial reporting during the quarter ended March 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
As requested by the Staff, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715.
Thank you for your attention.
Very truly yours,
/s/ BILL W. WHEAT
Bill W. Wheat
w/ attachment at DRH-15 through DRH-16.

cc:	Ernest Greene, Staff Accountant
Thomas B. Montano, Esq.
Thomas R. Hudnall, Esq.
Irwin F. Sentilles, III, Esq.

DRH - 14

Confidential Treatment Requested by D.R. Horton, Inc.
EXHIBIT I

D.R. Horton, Inc.
Comparison of Economic Metrics for Operating Segments
For the 8 years ended September 30, 2005 and
projected for the years ending September 30, 2006 and 2007

	Total Homebuilding Gross Profit Percentages (1)

	Year ended September 30,

											Projected	Projected	10 year	Actual	Actual
Operating Region (3) (4)	1998	1999	2000	2001	2002		2003		2004	2005	2006 (2)	2007 (2)	Average	Q1 2006	Q2 2006

						*	*	*

		Gross Profit Percentage Point Change From Prior Year

Operating Region (3)		1999	2000	2001	2002		2003		2004	2005	2006	2007

						*	*	*

	Gross Profit Percentage Point Deviation From Average of All Operating Regions

													10 year
Operating Region (3)	1998	1999	2000	2001	2002		2003		2004	2005	2006	2007	Average

						*	*	*

(1)	These homebuilding gross profit percentages are based on the operating region gross profits that the CODM uses to make capital allocation decisions and do not include all costs associated with GAAP gross profit percentages, largely the amortization of capitalized interest and taxes.

(2)	The projections of gross profit percentages for fiscal 2006 and 2007 are based on assumptions made by management with information currently available. Our projections may not approximate actual experience due to risks, uncertainties and other factors. Although we believe these projections are based on reasonable assumptions with information available at this time, there is no assurance that actual outcomes will not be materially different.

(3)	These operating regions represent the current management configuration of our homebuilding business. Based on the management resources available and needed at a given time, including resources required for business acquisition integration efforts, the number of operating regions and their compositions can and have changed frequently. On average, we have changed our operating region composition [***] since 1998.

(4)	In 1998, the [***] region consisted of one division which started operations in 1998. The division’s first home closings occurred in 1999.

***	Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.

DRH-15

Confidential Treatment Requested by D.R. Horton, Inc.
EXHIBIT I

D.R. Horton, Inc.
Comparison of Economic Metrics for Operating Segments
For the 8 years ended September 30, 2005 and
projected for the years ending September 30, 2006 and 2007
(Continued)

*	*	*

***	Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.

DRH-16